UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HUMAN GENOME SCIENCES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

444903 10 8
(CUSIP Number of Class of Securities of Underlying Common Stock)

James H. Davis, Ph.D.
Executive Vice President, General Counsel and Secretary
Human Genome Sciences, Inc.
14200 Shady Grove Road
Rockville, Maryland 20850-7464
(301) 251-6039

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
R.W. Smith, Jr.
Linda Marotta Thomas
Piper Rudnick LLP
6225 Smith Avenue
Baltimore, Maryland 21209-3600
(410) 580-3000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee*

Not applicable	Not applicable

* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable
Form or Registration No.: Not applicable
Filing party: Not applicable
Date filed: Not applicable

☑	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This schedule and the attached exhibit (the “Materials”) relate to the proposal submitted for the approval of the stockholders of Human Genome Sciences, Inc. (the “Company”) whereby eligible employees, other than the Company’s seven executive officers, will be offered a one-time opportunity to exchange their stock options that have an exercise price of at least $35.00 per share for a lesser number of options to be issued at least six months and one day from the date the surrendered options are cancelled (the “Option Exchange Program”). This Schedule TO includes an attachment of a communication to employees regarding stockholder approval of the Option Exchange Program.

     The Materials do not constitute an offer to holders of options to purchase Company common stock to exchange their options. In the event that the Company’s stockholders approve the Option Exchange Program, the Option Exchange Program may be commenced at such time as determined in the discretion of the Company’s Compensation Committee, which may also choose not to implement the Option Exchange Program.

     At the time the Option Exchange Program is commenced, the Company will provide option holders who are eligible to participate in the Option Exchange Program with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these materials carefully when they become available because they will contain important information about the Option Exchange Program. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon commencement of the Option Exchange Program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Item 12. Exhibits.

Exhibit No.	Description
99.1	E-mail Communication to Employees Regarding Results of Annual Meeting.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ James H. Davis, Ph.D.

Name:	James H. Davis, Ph.D.
Title:	Executive Vice President, General Counsel and Secretary
Date:	May 20, 2004